Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

February 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	William Schroeder
John Spitz

CC:	Justin Dobbie
Sonia Bednarowski
Stephanie Sullivan

Re:	Bitwise 10 Crypto Index Fund
Letter dated February 17, 2022

Dear Messrs. Schroeder and Spitz:

We are submitting this letter on behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), to attach Exhibit A to the above-referenced letter, which was inadvertently omitted at the time of the filing of the letter via EDGAR.

Please direct any questions regarding the attachment to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

EXHIBIT A

SUMMARY OF BITWISE MATERIALITY ANALYSIS UNDER SEC STAFF

ACCOUNTING BULLETIN: NO. 99

A. Materiality Determination

As set forth in SEC Staff Accounting Bulletin: No. 99 (“SAB 99”), assessments of materiality by financial management require both quantitative and qualitative analysis. Based on the guidance provided in SAB 99, management of Bitwise Investment Advisers, LLC (the “Sponsor”) determined that the error was neither quantitatively nor qualitatively material.

a. Quantitative Materiality

In the course of the Company’s review of FASB ASC Topic 820, management evaluated whether there was a material difference by conducting a quantitative assessment. The results of this assessment established that the average difference in fair valuation prices for all measurement periods was less than one quarter of one percent for each asset. This assessment was disclosed in the amended and restated registration statement on Form 10, filed August 13, 2021. Based on the results of the assessment, management concluded that the error was quantitatively immaterial.

b. Qualitative Materiality

Management has also concluded that the error was qualitatively immaterial. As described in SAB 99, the Staff of the Securities and Exchange Commission clarified that materiality assessments require a full analysis of all relevant considerations in addition to a quantitative analysis. Based on the guidance in SAB 99, the management of the Sponsor considered the following qualitative factors, both individually and in the aggregate, and in the light of the totality of the circumstances and full context of the facts:

•	Whether the misstatement arose from an item capable of precise measurement or from an estimate, and, if so, the degree of imprecision inherent in such estimate;

•	Whether the misstatement masks a change in earnings or other trends;
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	Whether the misstatement changes a loss into income or vice versa;

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	Whether the misstatement has the effect of increasing the management’s compensation—for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation;

•	Whether the misstatement involves concealment of an unlawful transaction; and

•	Other relevant factors, such as possible market reaction.

In light of these factors, the management of the Sponsor determined that the degree of imprecision in the estimate of fair value did not:

•	Mask a change in earnings or other trends;

•	Hide any failures to meet analyst consensus expectations;

•	Change a loss into income or vice versa;

•	Significantly affect a segment or portion of the Company’s business;

•	Affect compliance with regulatory requirements;

•	Affect compliance with loan covenants or other contractual requirements;

•	Significantly affect the compensation of management of the Sponsor, including triggering the payment of bonuses or other compensation; nor

•	Involve concealment of unlawful transactions.

Considering all of the foregoing, management concluded that the error to be corrected would not be deemed important or significant by a reasonable person. As such, the management determined that the error was also qualitatively immaterial.